Thomas C. Pritchard, PC A PROFESSIONAL CORPORATION ATTORNEYS & COUNSELORS	800 Bering Dr., Suite 201 Houston, Texas 77057 Tel: (713) 209-2911 Fax: (832) 538-1265 Email: pritchard@BPLaw.com Website: www.BPLaw.com

July 13, 2020

Ms. Anuja A. Majmudar

Attorney-Advisor

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:Texas Mineral Resources Corp.

Preliminary Proxy Statement on Schedule 14A

Filed June 30, 2020

File No. 000-53482

Dear Ms. Majmudar,

In response to your comment letter dated July 13, 2020, Texas Mineral Resources Corp. (the “Company,” “TMRC,” “we,” and “us”) has the following responses.  Capitalized terms used herein not defined have the definition ascribed to them in the Purchase Agreement (as defined in the Registration Statement).

Preliminary Proxy Statement on Schedule 14A filed June 30, 2020

Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Change in Control, page 14

1.We note that “substantially all of [your] assets consist of the Round Top Project” and that under the terms of the 2019 Option Agreement, USA Rare Earth has “the exclusive right to earn and acquire a 70% interest, increasable to an 80% interest, in the Round Top Project.”  Please tell us the basis for your assertion on page 14 that “[t]he Company is not aware of any arrangement that might result in a change in control in the future.”  Alternatively, please revise your disclosures to disclose any potential change of control from the fulfillment of the 2019 Option Agreement.

RESPONSE:

Set forth below is the restated/revised disclosure that the Registrant proposes to make in the proxy statement under the header “SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS – Change in Control” on page 14.

The Company is not aware of any arrangement that might result in a change in control of the ownership of Company’s capital stock in the future.  While the fulfillment by USA Rare Earth of the terms of the 2019 Option Agreement will not result in the issuance by the Company of any of its capital stock (thereby not altering any percentage ownership interest in the Company by holders of the Common Stock), it will result in the sale of a 70% interest, increasable to an 80% interest, in the Round Top Project, comprising substantially all of the Company’s assets.

The Company proposes to incorporate this change in the definitive proxy statement to be filed with the SEC tomorrow.  Alternatively, the Company would be willing to incorporate this in amendment no. 1 to the preliminary proxy statement that could be filed today.

Securities and Exchange Commission

July 13, 2020

If the Staff has any questions concerning this letter or requires further information, please do not hesitate to contact the undersigned at 713-209-2911, or via email at Pritchard@bplaw.com.

Yours truly,

/s/  Thomas C. Pritchard

Thomas C. Pritchard